

June 23, 2010

Robert V. LaPenta
Chairman, President and Chief Executive Officer
L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

> **Re: L-1 Identity Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 001-33002**

Dear Mr. LaPenta:

We have reviewed your response letter dated June 4, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to, they refer to our letter dated May 25, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part II

Item 5. Market for Registrant's Common Equity…, page 33

1.   We note your response to prior comment 1, regarding presentation in your Form 10-K of the information required by Item 201(d) of Regulation S-K. We continue to believe that you should amend your Form 10-K in this regard. While we understand that you have included the required information, in the required format, in Item 5 of your most recent Form 10-Q, we note that investors would not necessarily look to Item 5 of a subsequently-filed quarterly report for this information. Furthermore, while we note your representation that the notes to the financial statements in your Form 10-K contain a substantial amount of the information required by Item 201(d), presentation of this data should be made in your Form 10-K in the specified tabular format.

Part III (incorporated by reference to Definitive Proxy Statement filed on March 16, 2010)

Item 13. Certain Relationships and Related Transactions and Director Independence

Retention of Stone Key Partners LLC, page 52

2.   We note your response to prior comment 5, regarding your related person transaction with Mr. Urfirer. Please confirm that you will disclose in future filings that the fee payable to the advisors would be less than 1.5% of the transaction value. Please also tell us, and confirm that you will disclose in future filings, Mr. Urfirer's specific interest in the transaction attributable to his status as a co-owner of Stone Key and its affiliates. See Item 404(a)(4) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to David L. Orlic, Staff Attorney, at (202) 551-3503 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief